LI BANG INTERNATIONAL CORPORATION INC.

No. 190 Xizhang Road, Gushan Town

Jiangyin City, Jiangsu Province

People’s Republic of China

December 18, 2023

Via Edgar Correspondence

Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Li Bang International Corporation Inc.
Amendment No.6 to Registration Statement on Form F-1 Filed June 1, 2023
File No. 333-262367

Dear Mr. Kauten:

This letter is in response to the letter dated June 21, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) addressed to Li Bang International Corporation Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 7 to the Registration Statement”) is being submitted to accompany this letter.

Amendment No.6 to Registration Statement on Form F-1

Dilution, page 52

1)	Please revise your net tangible book value calculations to include deferred tax assets, here and on page 53.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the net tangible book value calculations to include deferred tax assets in the Dilution Section in the Amendment No. 7 to the Registration Statement.

Underwriting

Indemnification, page 130

2)	Please clarify whether the escrow arrangement was mandated by the underwriter, and if so, whether such an arrangement is typical in similar offerings.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the escrow arrangement was mandated by the underwriter and such an arrangement is typical in similar offerings.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Li Bang International Corporation Inc.

/s/ Huang Feng
Name:	Huang Feng
Title:	Chief Executive Officer